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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*


                             Del Laboratories, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   24509110309
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
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CUSIP No. 24509110309                  13G                     Page 2 of 5 Pages

- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dan K. Wassong

- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
 3   SEC USE ONLY

- --------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

- --------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

        NUMBER OF                  858,361 shares

         SHARES          -------------------------------------------------------
                         6    SHARED VOTING POWER
      BENEFICIALLY
                                   -0-
        OWNED BY
                         -------------------------------------------------------
          EACH           7    SOLE DISPOSITIVE POWER

        REPORTING                  839,204 shares

         PERSON          -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
          WITH
                                   19,157 shares

- --------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   858,361 shares

- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   34.5%

- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                   IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 pages

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Item 1(a).     NAME OF ISSUER:

               Del Laboratories, Inc.

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               565 Broad Hollow Road
               Farmingdale, NY 11735

Item 2(a).     NAME OF PERSON FILING:

               Dan K. Wassong

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Del Laboratories, Inc.
               565 Broad Hollow Road
               Farmingdale, NY 11735

Item 2(c).     CITIZENSHIP:

               U.S.A.

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e).     CUSIP NUMBER:

               24509110309

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under section 15 of the Act
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
          (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under section 8 of the Investment Company Act
          (e) [ ] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1) (ii)(F)


                                   Page 3 of 5
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          (g)  [ ]  Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)
          (h)  [ ]  Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

Item 4.        OWNERSHIP.

               (a)  AMOUNT BENEFICIALLY OWNED:

                         858,361 shares(1)

               (b)  PERCENT OF CLASS:

                         34.5%(2)

               (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                                   858,361

                        (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:
                                   -0-

                       (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION
                              OF:
                                   839,204

                        (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION
                              OF:
                                   19,157

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



- ---------------
     (1) All share numbers reported in this form reflect a 4-for-3 stock split effect by the issuer in June 1994. Includes 458,170 shares owned individually by Mr. Wassong, 381,034 shares issuable upon exercise of options held by Mr. Wassong, and 19,157 shares held for the account of Mr. Wassong by the Issuer's Employee Stock Ownership Plan (as of the latest annual report for the Plan).

     (2) Based on 2,106,634 shares outstanding at December 31, 1994 (exclusive of 1,187,638 shares held in treasury), and 381,034 shares issuable upon exercise of options held by Mr. Wassong.


                                   Page 4 of 5
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Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

Item 10.       CERTIFICATION.

               Not Applicable.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1995
                                        /s/ Dan K. Wassong
                                        -------------------------
                                        Dan K. Wassong


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